Exhibit (a)(7)

News Release

Contact: Siliconware Precision Industries Co., Ltd. No.45, Jieh Show Rd. Hsinchu Science Park, Hsinchu Taiwan, 30056 www.spil.com.tw	Janet Chen, IR Director janet@spil.com.tw +886-3-5795678#3675 Byron Chiang, Spokesperson byronc@spil.com.tw +886-3-5795678#3671

Letter to shareholders

September 10, 2015

Dear Shareholders,

As you no doubt already know, Advanced Semiconductor Engineering, Inc. (ASE) is currently engaged in an unsolicited tender offer to acquire up to 25% our company’s common shares and/or American Depositary Shares (ADSs). The Board of Directors is unanimous in its opposition to this attempt to take over SPIL. The Board believes that ASE’s offer is not only inadequate but also could severely limit future growth opportunities for SPIL.

We ask that shareholders not tender their shares to ASE, or withdraw any tender you may have already made.

ASE has not been honest with SPIL shareholders, but has instead chosen to hide behind conflicting reasons for this unsolicited tender offer. Shareholders should consider the following factors in evaluating ASE’s offer:

ASE is NOT offering a reasonable premium for your shares.

Typically, acquisition of significant ownership interest is accompanied by an ‘acquisition premium’. This premium is offered in order to compensate existing shareholders for giving up future capital appreciation. In this case however, ASE’s NT$45 offer does not offer any meaningful acquisition premium.

•	The Company’s 90-day average closing price prior to the offer was NT$44.62 – which yields a nominal premium of 0.84%.

•	The offer price represents a 3.9% discount to the volume-weighted average trading price of the Company’s Common Shares over the last six months, and

•	The offer price represents a 3.8% discount to the volume-weighted average trading price of the Company’s ADSs over the last six months.

•	The mean target price estimate – the stand-alone value for the Company – based on 24 analyst estimates is $41.63. Assuming the analyst estimate is a fair representation of Company’s stand-alone value, ASE’s NT$45 offer still only represents a meager 8% premium.

The inadequacy of ASE’s offer was also confirmed by J.P. Morgan Securities (Asia Pacific) Limited – the Company’s financial advisor in connection with the tender offer. Furthermore, ASE’s offer price is below the reasonable transaction price range suggested by the certified public accountant Fu-Jie Hsu from Ding Shuo Certified Accountants.

Considering the lack of premium inherent in ASE’s offer, the Board unanimously recommends shareholders DO NOT tender their shares.

ASE wants to capture future upside at the expense of current shareholders.

ASE has stated in its public filings that: “In Purchaser’s [ASE] view, the Common Shares and ADSs [of the Company] represent an attractive investment from a financial perspective… The Common Shares and ADSs acquired through the Offers will otherwise be held as a financial investment.”

If ASE considers the Company an “attractive investment from a financial perspective” it means that in their opinion not only is the Company’s share price depressed and but also that ASE has confidence in our current strategy. ASE would not be willing to invest up to NT$35 billion in the Company if it was not confident about earning a reasonable return on that investment – at least more than its current cost of capital.

Shareholders should not give up the potential appreciation that ASE expects by participating in the tender offer.

You will probably lose money if you tender.

On July 7, 2015, the Company’s share price closed at NT$45.70. Shareholders who bought their shares prior to that date will sell their shares at a loss by participating in ASE’s tender offer at NT$45 per share, not accounting for the time value of money.

ASE’s “premium” of 34.3% was calculated based on the closing price of NT$33.50 on August 21st – the lowest closing price all year, with the exception of August 7th and 9th. By manipulating the facts to their own advantage, ASE has made it seem as though all shareholders will benefit from the tender offer, when in fact the opposite is true.

ASE is wholly inconsistent in its public statements about its intentions behind the offer.

While ASE has stated that the tender offer represents a purely financial investment and that it has no plans to intervene in the Company’s businesses, it also has publicly stated that in light of growing global competition, the semiconductor industry consolidation trend is imminent, and that through this offer ASE seeks to establish an opportunity to cooperate with the Company.

These two public statements are conflicting and wholly inconsistent with each other. ASE is either interested in taking over SPIL or it is interested in a purely financial investment. ASE is not being honest about its true intentions behind the offer and the Board believes that, in launching this unsolicited offer, ASE’s intentions toward the Company are not in the best interests of shareholders.

The tender offer can provide ASE significant leverage to block future strategic transactions.

The inconsistency in ASE’s public statements raises serious concerns about the underlying motive of the tender offer. If successful, ASE could own up to 25% of the Company which will grant it significant leverage in blocking any future strategic transaction which would require shareholder approval. In other words, a large ownership stake would provide ASE an effective ‘veto’ vote on any issue that requires shareholder approval – such as sale of the Company or issuance of additional shares.

Also, if ASE succeeds in acquiring 25% of the Company, it will be well positioned to replace board members and possibly change the strategic direction of the Company. Shareholders will not be better off by granting such leverage to ASE.

The offer presents substantial uncertainty regarding ongoing direct competition between ASE and the Company and could adversely impact the Company’s customer relationships, business opportunities and employees.

The Company is open to various strategic and cooperation opportunities and has historically evaluated such opportunities in a cooperative and mutually beneficial fashion with potential counterparties. Prior to announcing this unsolicited offer, ASE did not seek to discuss any possible cooperation arrangement or transaction with the Company. This unsolicited offer runs contrary to SPIL’s corporate culture, and the inconsistent statements by ASE regarding its intentions behind the Offer create substantial uncertainty regarding the ongoing direct competition between ASE and the Company.

The Offer Documents lack any concrete substance or details as to ASE’s future plans with respect to the business relationship between ASE and the Company. This uncertainty, as well as the impact of ASE holding a substantial stake in the Company, could have an adverse impact on the Company’s customer relationships, business opportunities and employees.

You may not be able to tender all of your securities and the liquidity and market value of the ADSs may be adversely affected.

The Offer is subject to proration so that, in the event that Securities representing more than 25% of the Company’s outstanding share capital have been tendered, the number of Securities tendered will be cut back on a prorated basis. Thus, it is likely that you will still own Securities after the completion of the Offer. In the U.S. Offer Document, ASE acknowledges that its purchase of ADSs pursuant to the U.S. Offer may “adversely affect the liquidity and market value of the remaining ADSs held by the public.” The Board and the Review Committee believe that the market for the Company’s ADSs could be substantially impaired, and the trading prices could decrease, following the acquisition of a substantial stake in the Company by ASE.

In conclusion, the Board believes that the offer undervalues the Company, lacks a reasonable acquisition premium, grants significant leverage to ASE to impact future strategic decisions, and creates significant uncertainty for the Company and its shareholders. Consequently, we recommend that shareholders DO NOT tender their shares.

For more information, please contact our Investor Relations Director Janet Chen at janet@spil.com.tw or +886-3-5795678#3675 or our Spokesperson Byron Chiang at byronc@spil.com.tw or +886-3-5795678#3671 or our proxy solicitor Alliance Advisors at twallace@allianceadvisorsllc.com or +1-973-873-7717.

Very truly yours,

Bough Lin, Chairman

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